Chiquita Brands International, Inc.
550 South Caldwell Street
Charlotte, NC 28202

January 3, 2014

VIA EDGAR
U.S. Securities and Exchange Commission
Attn: Donald Field
100 F Street, N.E.
Washington, D.C. 20549

Re: Chiquita Brands International, Inc.
Registration Statement on Form S-4
Filed December 23, 2013
File No. 333-193040

Dear Mr. Field:
Pursuant to Rule 461 of the General Rules and Regulations under the Securities Act of 1933, as amended, Chiquita Brands International, Inc., Chiquita Brands L.L.C. and the additional registrants listed in the Registration Statement hereby requests that the effective date of the above-captioned Registration Statement be accelerated so that the Registration Statement may become effective at 9 a.m., Eastern Time, January 6, 2014, or as soon thereafter as possible.

We hereby acknowledge that:

•	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•
the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the registrants from their full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	the registrants may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
Chiquita Brands International, Inc.
Chiquita Brands L.L.C.
BC Systems, Inc.
CB Containers, Inc.
Chiquita Fresh North America L.L.C.
Fresh Express Incorporated
Fresh International Corp.
Transfresh Corporation
V.F. Transportation, L.L.C.
Verdelli Farms Inc.

/s/ Joseph B. Johnson
Joseph B. Johnson
Vice President